Amish Naturals, Inc.
6399 State Route 83
Holmesville, OH 44633

formerly known as:

FII International Inc.
110 Melville Street, 6th Floor
Vancouver, British Columbia V6E 4A6 Canada

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about October 30, 2006 to the holders of record of the common shares, $.001 par value (the “Shares” or “our common stock”), of Amish Naturals, Inc., formerly known as FII International Inc. (the “Company,” “we” or “our”) as of October 30, 2006. This Information Statement is being furnished in contemplation of a change in a majority of the Company’s board of directors without a meeting of the stockholders, as a result of a change of control of the Company.

On October 27, 2006, the Company, Amish Pasta Company, Inc. (“Amish Pasta”) and the Company’s wholly owned subsidiary, APC Acquisition Corp., entered into an agreement and plan of merger (the “Merger Agreement”). The merger contemplated by the Merger Agreement (“the “Merger”) closed on October 30, 2006. The Merger resulted in Amish Pasta becoming a wholly owned subsidiary of the Company and, immediately following the merger, combining with the Company and changing the Company’s name to “Amish Naturals, Inc.” Immediately prior to the Merger, the Company effected a 2.8-for-1 stock split of its Shares. All share numbers presented in this Information Statement have been adjusted to reflect the stock split. Former stockholders of Amish Pasta now hold approximately 60% of the outstanding Shares.

Effective ten days following the date of this Information Statement, the Company’s board of directors will be expanded to include an additional four directors, as were designated by Amish Pasta in the Merger Agreement (the “Director Designees”).

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

Our principal executive office is currently located at 6399 State Route 83, Holmesville, OH 44633 and our telephone number is 330-624-0998.

VOTING SECURITIES

Our authorized capital stock consists of 560,000,000 common shares. Our common shares are the only class of voting securities issued and outstanding. On October 30, 2006, there were 41,900,000 common shares issued and outstanding. Each common share is entitled to one vote on each matter submitted to a vote of the Company’s stockholders.

DIRECTOR DESIGNEES

Our board of directors may consist of no more than eight (8) persons and no less than one (1) person. Our board of directors currently consists of one person, Alexander Ngan. Effective ten days following the filing and distribution of this Information Statement, Martin Silver, David C. Skinner, Sr., Kenneth Troyer, and Carlo Varesco will take office as additional directors.

CHANGE IN CONTROL

Except for the change in control related to the closing of the merger contemplated by the Merger Agreement, there has been no change in control of the Company during the most recent fiscal year ended December 31, 2005, nor to the date hereof; and there are no other current agreements, pledges of the Company’s common shares or arrangements or understandings that may result in a change in control of the Company.

Each of the new directors listed above has accepted the appointment as a director, effective ten days following the filing and distribution of this Information Statement. This change in control is a result of their appointment as directors in accordance with the Merger Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

Upon closing of the merger, the former President and Secretary and Treasurer of the Company resigned from those positions and the following Company executive officers were appointed: David C. Skinner, Sr. as President and Chief Executive Officer; Dale Paisley as Chief Financial Officer and Treasurer; Donald Alarie as Vice President of Sales; and Marlene Raber as Secretary. The Merger Agreement provides that the current director of the Company will appoint to the Company Board of Directors the Director Designees, which appointments will be effective as of ten days following the Closing.

Based solely upon written information provided to Amish Pasta and the Company by the Director Designees, Amish Pasta has advised the Company that each of Amish Pasta’s Director Designees has consented to serve as a director of the Company if appointed. Other than David C. Skinner, Sr., our President and Chief Executive Officer, none of such persons currently is a director or executive officer of, or holds any position with, the Company. None of the Director Designees nor any of their respective affiliates has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission, other than with respect to transactions among Amish Pasta and the Company pursuant to the Merger Agreement.

Based solely upon written information provided to the Company by the Director Designees, the Director Designees have advised the Company that none has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities law or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-B promulgated by the Commission.

The name, age, nominated position, present principal occupation or employment and five-year employment history of each of the following individual Director Designees are set forth below.

Name and Address of Designee	Age	Position Nominated
David C. Skinner, Sr.	64	President, Chief Executive Officer and Director
Martin Silver	65	Chairman of the Board
Kenneth Troyer	45	Director
Carlo Varesco	74	Director

David C. Skinner, Sr. is the President and Chief Executive Officer of the Company. He co-founded Amish Pasta Company, Inc. in September 2005 and served as its President until the merger that resulted in the Company. From June 1999 to September 2005, Mr. Skinner served as co-owner of his family business, Chadi Farms, a full-service equestrian facility and vacation resort with an Amish country store.

Martin Silver, now retired, served most recently as Executive Vice President and General Manager of the Hebrew National Division of ConAgra Foods, Inc., a position he held from November 2000 until his retirement in December 2005.

Kenneth Troyer has been the owner and operator of Spotted Acres, an Ohio horse breeding and equestrian facility, including horse sales, for sixteen years. Since June 2004, he has also owned and operated KT Barns, which constructs farms and other buildings and equipment in central Ohio. From 1999 to June 2004, Mr. Troyer operated KT Horsetrack, a seller of horse equipment and supplies.

Carlo Varesco is currently self-employed as a consultant to the pasta-making industry. He previously served as General Manager and Vice President of Golden Grain, a division of The Quaker Oats Company, a position he held from 1980 until 1986, when he became self-employed. Mr. Varesco first began working at Golden Grain in 1956.

Family Relationships

There are no family relationships between or among the Director Designees or the persons expected to become executive officers of the Company.

Involvement in Certain Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company or security holder, nor any person who will become a director upon completion of the transactions contemplated by the Merger Agreement is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no material relationships between the Company and the current directors and executive officers or any of the persons expected to become directors or executive officers of the Company other than the transactions and relationships described below, or contemplated in the Merger Agreement.

Pursuant to an agreement with Amish Pasta Company in March 2006, Mr. Troyer, who will become a director of the Company, constructed various buildings on Amish Pasta Company’s property in Ohio, including a utility building and laboratory, as well as installed a production line and oversaw contractors. Amish Pasta Company paid Mr. Troyer $75,000 for this work.

 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our officers and directors prior to the merger did not receive any compensation. The following table provides certain summary information concerning the compensation earned for services rendered to us by our Chief Executive Officer during the period from September 6, 2005 (inception) through September 30, 2006.

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Year	Salary ($)
David C. Skinner, Sr., President and Chief Executive Officer	2005	$34,800

We did not grant any options during the last fiscal year. On October 26, 2006, the Board of Directors adopted the 2006 Incentive Plan, pursuant to which stock options and other equity-based awards may be made to the Company’s directors, officers and third-party service providers.

Upon appointment of the Director Designees to the board of directors, Alexander Ngan and the Director Designees will receive five-year options to purchase shares of our common stock at an exercise price of $0.90 per share as follows: David C. Skinner, Sr., 1,000,000 (vesting 250,000 per year over four years); Martin Silver, 500,000 (vesting 125,000 per year over four years); Alex Ngan, 100,000 (vesting 50,000 per year over two years); Kenneth Troyer, 125,000 (vesting 50,000 in 12 months and 75,000 in 24 months); Carlo Varesco, 250,000 (vesting 100,000 in six months, 100,000 in 12 months and 50,000 in 18 months). Our directors have not been paid any compensation in the past. In the future, our directors will be reimbursed for their travel expenses and will receive $2,500 per year as compensation for their service as directors.

In connection with David Skinner’s appointment as our President and Chief Executive Officer, we entered into an employment agreement with Mr. Skinner on October 27, 2006. The employment agreement provides for Mr. Skinner to receive the following:

●	Initial base salary of $180,000;

●	Annual bonus determined by the Board of Directors in its sole discretion;

●
Participation in employee medical, health, pension, welfare and insurance benefit plans as maintained by the Company from time to time for the general benefit of its executive employees, as well as all other benefits and perquisites as are made generally available to the Company’s executive employees;

●	At least three weeks annual vacation; and

●	Monthly car allowance of $750.00 per month.

In addition, Mr. Skinner was granted an option to purchase 1,000,000 shares of the Company’s common stock, which is described above. The agreement also contains a confidentiality provision.

If Mr. Skinner’s employment is terminated by the Company without cause (as defined in the agreement):

●
Mr. Skinner will receive payment of his base salary through and including the date of termination, payment of any earned but unpaid bonus for the prior fiscal year, payment for all accrued but unused vacation time existing as of the date of termination, and reimbursement of business expenses incurred prior to the date of termination;

●	Mr. Skinner will be eligible to receive a severance payment based on his length of service, provided he signs a general release of all claims in a form approved by the Board of Directors; and

●
The options granted under the agreement will cease vesting on the date of termination of employment, and to the extent vested and not previously exercised or expired, may be exercised in accordance with the terms and conditions of the 2006 Incentive Plan.

If Mr. Skinner’s employment is terminated by the Company with cause (as defined in the agreement), or by Mr. Skinner for any reason by providing written notice to the Company prior to the date of resignation:

●
Mr. Skinner will receive payment of his base salary through and including the date of termination, payment of any earned but unpaid bonus for the prior fiscal year, payment for all accrued but unused vacation time existing as of the date of termination, and reimbursement of business expenses incurred prior to the date of termination;

●
The options granted under the agreement will cease vesting on the date of termination of employment, and to the extent vested and not previously exercised or expired, may be exercised in accordance with the terms and conditions of the 2006 Incentive Plan; and

●	Mr. Skinner may continue to participate in the Company’s employee benefit plans to the extent permitted by and in accordance with the terms thereof or as otherwise required by law.

In the event that Mr. Skinner’s employment terminates for reason of death or permanent disability (as defined in the agreement), Mr. Skinner, his beneficiary or estate shall be entitled to receive the payments that would have been payable to Mr. Skinner under a termination without cause as of the date of death or the date as of which the Company determines in its sole discretion that Mr. Skinner had become permanently disabled.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the shares of common stock beneficially owned or deemed to be beneficially owned as of October 30, 2006 by (i) each person who we know beneficially owns more than 5% of our common stock, (ii) each of our directors and Director Designees, (iii) the executive officers named in the summary compensation table, and (iv) all directors and executive officers as a group.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws. Except as noted below, the beneficial owners named in the table below have the following address: c/o Amish Naturals, Inc., 6399 State Route 83, Holmesville, Ohio 44633.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of October 27, 2006. We did not deem those shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
David C. Skinner, Sr. (5)	8,400,000(2)	20.05%
Martin Silver (5)	6,000,000(3)	14.32%
Alexander Ngan	0	-
Carlo Varesco	0	-
Kenneth Troyer (5)(6)	1,000,000	2.3%
Ronald Sparkman (5)	4,800,000	11.46%
Shlomie Stein (5)	3,800,000(4)	9.07%
Current directors and executive officers as a group (7 persons)	15,400,000	36.75%

(1)	Based on 41,900,000 common shares issued and outstanding as of October 30, 2006.

(2)
Includes 5,200,000 shares held jointly by David C. Skinner, Sr. and his wife, Kimberly Skinner, 2,200,000 shares held by the Kimberly Skinner and David C. Skinner, Sr. Family Trust, Kristine Coalson and Kimberly Skinner co-trustees, and 1,000,000 total shares held by the children of David C. Skinner, Sr. and Kimberly Skinner, with 125,000 shares each in the name of Jolene Skinner Haney, Darlene Skinner Smith, David C. Skinner, Jr., Kristine Skinner Coalson, Sanna V. Skinner, Justin Husted, Brittany Stein, and Kimberly Husted Skinner in trust for Lauren Stein.

(3)	Held jointly by Martin Silver and his wife, Madeline Silver.

(4)	Includes 1,900,000 shares held by his wife, Rachelle Stein and 1,900,000 shares held by Regency Capital Management LLC, a company owned by him.

(5)
These persons are party to a Stockholders Agreement dated October 27, 2006 that restricts the voting and transfer right of the Company’s 25,000,000 shares held by them and the other signatories to the Stockholders Agreement. Pursuant to the Stockholders Agreement, no Stockholder may transfer, sell or otherwise dispose of any shares of the Company’s capital stock, except to another Stockholder. In addition, the Stockholders Agreement grants David C. Skinner, Sr. an irrevocable proxy to vote the shares of the Company’s capital stock collectively held by the Stockholders as a single block in the manner directed by the Stockholders holding a majority of such shares. The Stockholders Agreement will expire on the earlier of the date on which the shares are traded on the American Stock Exchange or the Nasdaq Stock Market or (ii) the holders of a majority of shares subject to the Stockholders Agreement consent to its termination (which date cannot be prior to the first anniversary of the Stockholders Agreement). Messrs. Skinner (our chief executive officer and a Director Designee), Silver (a Director Designee to become chairman of our board of directors), and Troyer (a Director Designee) control 33.6%, 24.0%, and 4.0%, respectively, of the shares subject to the Stockholders Agreement. The other two former stockholders of Amish Pasta Company, Shlomie Stein and Ronald Sparkman, each control 19.2% of the shares subject to the Stockholders Agreement.

(6)	Held on behalf of The Amish Community Trust.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of Shares, to file with the Commission initial reports of ownership and reports of changes in ownership of the Shares beneficially owned by them. Directors, executive officers and greater than 10% shareholders are required to furnish the Company with copies of all 16(a) reports they file with the Commission. Based solely upon its review of the forms required to be filed with the Commission by Section 16(a) of the Exchange Act, as amended, that have been received by the Company, the Company believes there has been compliance with all filing requirements applicable to its officers, directors and beneficial owners of greater than 10% of the Shares.

COMMITTEES OF THE BOARD OF DIRECTORS

The Company’s Board of Directors has not had an Audit Committee, Compensation Committee, or Nominating and Corporate Governance Committee because, due to the Company Board’s composition and the Company’s relatively limited operations, it was able to effectively manage the issues normally considered by such Committees. Following appointment of the Director Designees, a further review of the need for these committees may be undertaken by the new Board of Directors.

Security holders may send communications to our board of directors by writing to 6399 State Route 83, Holmesville, Ohio 44633, attention Board of Directors or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or other directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Amish Naturals, Inc.

Date: October 30, 2006	By:	/s/ David C. Skinner, Sr.
Name: David C. Skinner, Sr. Title: President